# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Garrett Motion Inc., CIK 0001735707
CUSIP: 366505105
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 375 Park Avenue, 11th Floor, New York, New York (NY), 10152
Date of event which requires filing of this statement: 08/06/2025
Amends the filing with accession number 0000895345-25-000201
Filed by CIK 0001584544
Persons authorized to receive notices and communications: Susanne V. Clark, c/o Centerbridge Partners, L.P., 375 Park Avenue, 11th Floor, New York, New York (NY), 10152, 2126725000

## Reporting persons
- Centerbridge Credit Partners Master, L.P. (CIK 0001584544): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,405,469; sole dispositive power 0; shared dispositive power 7,405,469; aggregate amount beneficially owned 7,405,469 (3.7% of the class)
  Comment: All calculations of percentage ownership herein are based on a total of 201,575,459 shares of Common Stock issued and outstanding.
- Centerbridge Credit Partners Offshore General Partner, L.P. (CIK 0001484834): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,405,469; sole dispositive power 0; shared dispositive power 7,405,469; aggregate amount beneficially owned 7,405,469 (3.7% of the class)
- Centerbridge Credit Cayman GP, Ltd. (CIK 0001667800): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,405,469; sole dispositive power 0; shared dispositive power 7,405,469; aggregate amount beneficially owned 7,405,469 (3.7% of the class)
- Centerbridge Credit GP Investors, L.L.C. (CIK 0001584682): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,405,469; sole dispositive power 0; shared dispositive power 7,405,469; aggregate amount beneficially owned 7,405,469 (3.7% of the class)
- Centerbridge Special Credit Partners III-Flex, L.P. (CIK 0001674541): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 17,641,340; sole dispositive power 0; shared dispositive power 17,641,340; aggregate amount beneficially owned 17,641,340 (8.8% of the class)
- Centerbridge Special Credit Partners General Partner III, L.P. (CIK 0001827884): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 17,641,340; sole dispositive power 0; shared dispositive power 17,641,340; aggregate amount beneficially owned 17,641,340 (8.8% of the class)
- CSCP III Cayman GP Ltd. (CIK 0001980920): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 17,641,340; sole dispositive power 0; shared dispositive power 17,641,340; aggregate amount beneficially owned 17,641,340 (8.8% of the class)
- Jeffrey H. Aronson (CIK 0001425800): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 25,046,809; sole dispositive power 0; shared dispositive power 25,046,809; aggregate amount beneficially owned 25,046,809 (12.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Garrett Motion Inc.
Address of issuer's principal executive offices: 375 Park Avenue, 11th Floor, New York, New York (NY), 10152
Comment: This amendment (this "Amendment No. 7") amends the Schedule 13D filed by the Reporting Persons on May 13, 2021 (the "Original Schedule 13D", as amended by that certain Amendment No. 1 filed by the Reporting Persons on April 14, 2023, the "Schedule 13D Amendment No. 1", as further amended by that certain Amendment No. 2 filed by the Reporting Persons on June 7, 2023, the "Schedule 13D Amendment No. 2", as further amended by that certain Amendment No. 3 filed by the Reporting Persons on June 14, 2023, the "Schedule 13D Amendment No. 3, as further amended by that certain Amendment No. 4 filed by the Reporting Persons on December 14, 2023 (the "Schedule 13D Amendment No. 4"), as further amended by that certain Amendment No. 5 filed by the Reporting Persons on December 17, 2024 (the "Schedule 13D Amendment No. 5"), as further amended by that certain Amendment No. 6 filed by the Reporting Persons on May 30, 2025 (the "Schedule 13D Amendment No. 6"), and as further amended by this Amendment No. 7, the "Schedule 13D"). Capitalized terms used herein but not defined herein shall have the respective meanings defined in the Original Schedule 13D, as previously amended. The Schedule 13D is amended hereby only as specifically set forth herein, provided that with respect to any Item amended herein, if such Item is incorporated by reference into any other Item in the Schedule 13D as previously amended, such incorporation by reference is also amended hereby.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The information required by Items 5(a) is set forth in rows 7 through 13 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

The information required by Items 5(b) is set forth in rows 7 through 13 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended by the addition of the following:

On August 6, 2025, SC III-Flex and Credit Partners Master sold the following shares of Common Stock for cash on the open market:

Trade Date Seller Date Shares Sold Price Per Share

August 6, 2025 Credit Partners Master 1,500,541 $12.17
August 6, 2025 SC III-Flex 3,599,459 $12.17

## Signatures
- Centerbridge Credit Partners Master, L.P.: /s/ Susanne V. Clark, CENTERBRIDGE CREDIT PARTNERS MASTERS, L.P.; By: Susanne V. Clark, Authorized Signatory (08/08/2025)
- Centerbridge Credit Partners Offshore General Partner, L.P.: /s/ Susanne V. Clark, CENTERBRIDGE CREDIT PARTNERS OFFSHORE GENERAL PARTNER, L.P.; By: Susanne V. Clark, Authorized Signatory (08/08/2025)
- Centerbridge Credit Cayman GP, Ltd.: /s/ Susanne V. Clark, CENTERBRIDGE CREDIT CAYMAN GP, LTD.; By: Susanne V. Clark, Authorized Signatory (08/08/2025)
- Centerbridge Credit GP Investors, L.L.C.: /s/ Susanne V. Clark, CENTERBRIDGE CREDIT GP INVESTORS, L.L.C.; By: Susanne V. Clark, Authorized Signatory (08/08/2025)
- Centerbridge Special Credit Partners III-Flex, L.P.: /s/ Susanne V. Clark, CENTERBRIDGE SPECIAL CREDIT PARTNERS III-FLEX, L.P.; By: Susanne V. Clark, Authorized Signatory (08/08/2025)
- Centerbridge Special Credit Partners General Partner III, L.P.: /s/ Susanne V. Clark, CENTERBRIDGE SPECIAL CREDIT PARTNERS GENERAL PARTNER III, L.P.; By: Susanne V. Clark, Authorized Signatory (08/08/2025)
- CSCP III Cayman GP Ltd.: /s/ Susanne V. Clark, CSCP III CAYMAN GP LTD.; By: Susanne V. Clark, Authorized Signatory (08/08/2025)
- Jeffrey H. Aronson: /s/ Jeffrey H. Aronson, Jeffrey H. Aronson (08/08/2025)